SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Hovde Capital Advisors LLC

1826 Jefferson Place, N.W.

Washington, D.C. 20036

Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.	Names of reporting persons:	Eric D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	AF/PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 63,990 Shares

8.	Shared voting power: 1,941,772 Shares

9.	Sole dispositive power: 63,990 Shares

10.	Shared dispositive power: 1,941,772 Shares

11.	Aggregate amount beneficially owned by each reporting person: 2,005,762 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 6.5%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Richard J. Perry, Jr.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 1,932,947 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 1,932,947 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,932,947 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 6.2%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Steven D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	AF/PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 89,671 Shares

8.	Shared voting power: 28,140 Shares

9.	Sole dispositive power: 89,671 Shares

10.	Shared dispositive power: 28,140 Shares

11.	Aggregate amount beneficially owned by each reporting person: 117,811Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): .4%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons:	Hovde Capital Advisors LLC

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 1,909,632 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 1,909,632 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,909,632 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 6.2%

14.	Type of reporting person (see instructions): IA (Investment Advisor)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 713,226 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 713,226 Shares

11.	Aggregate amount beneficially owned by each reporting person: 713,226 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 2.3%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partners, Ltd.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 692,127 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 692,127 Shares

11.	Aggregate amount beneficially owned by each reporting person: 692,127 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 2.2%

14.	Type of reporting person (see instructions): CO (Corporation)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partner III, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 309,606 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 309,606 Shares

11.	Aggregate amount beneficially owned by each reporting person: 309,606 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): 1.0%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons:	Financial Institution Partner IV, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) ☒, (b) ☐

3.	SEC Use Only:

4.	Source of funds (see instructions):	WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 63,582 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 63,582 Shares

11.	Aggregate amount beneficially owned by each reporting person: 63,582 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☒ FN1

13.	Percent of class represented by amount in row (11): .2%

14.	Type of reporting person (see instructions): PN (Partnership)

FN 1. This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 2,095,433 shares (the “Reported Shares”) of common stock of Great Wolf Resorts, Inc., par value $0.01 (the “Shares”), which constitutes approximately 6.8% of the issued and outstanding Shares. For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Richard J. Perry, Jr., a citizen of the United States (“RJP”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”), Financial Institution Partners, Ltd., a Cayman Islands exempted company (“FIP LTD”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”). EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD. The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV. In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”). Further, RJP is the trustee of each of the Britta Ann Hovde Trust, an irrevocable trust (“BAHT”), and the Carlin Christine Tucker Trust, an irrevocable trust (“CCTT”). Except for 131,091 Shares which are directly beneficially owned by a separate account managed by the Investment Manager (the “SMA”), the direct beneficial owners of the Reported Shares are as follows:

EDH: 63,990 Shares; *

SDH: 89,671 Shares; **

FIP LP: 713,226 Shares;

FIP LTD: 692,127 Shares;

FIP III: 309,606 Shares;

FIP IV: 63,582 Shares;

The Foundation: 19,315 Shares;

The Plan: 8,825 Shares;

BAHT: 2,000 Shares; and

CCTT: 2,000 Shares.

In addition to the foregoing, due to the positions described above, the following Reporting Persons may be deemed to have beneficial ownership over the Reported Shares as follows: As managing members of the Investment Manager, which provides investment management services to FIP LP, FIP LTD, FIP III, FIP IV and the SMA, EDH and RJP may be deemed to have beneficial ownership over those Shares directly owned by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA. As trustees of the Plan, EDH and SDH may be deemed to have beneficial ownership over those Reported Shares directly owned by the Plan. As trustees of the Foundation, EDH, SDH and RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by the Foundation. As trustee of BAHT and CCTT, RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by BAHT and CCTT.

Further, due to the positions described above, certain of the Reporting Persons disclaim, and have not reported in Item 12 of the cover pages of this Schedule 13D, beneficial ownership over certain of the Reported Shares as follows: FIP LP disclaims beneficial ownership over all of the Reported Shares, except 713,226 of such Reported Shares, which it owns directly; FIP LTD disclaims beneficial ownership over all of the Reported Shares, except 692,127 of such Reported Shares, which it owns directly; FIP III disclaims beneficial ownership over all of the Reported Shares, except 309,606 of such Reported Shares, which it owns directly; FIP IV disclaims beneficial ownership over all of the Reported Shares, except 63,582 of such Reported Shares, which it owns directly; SDH disclaims beneficial ownership over all of the Reported Shares, except 89,671 of such Reporting

Shares which he owns directly and 28,140 of such Reported Shares, which are directly owned by the Foundation and the Plan; HCA disclaims beneficial ownership over all of the Reported Shares, except 1,909,632 of such Reported Shares, which are owned directly by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA; RJP disclaims beneficial ownership over 162,486 Reported Shares, 72,815 which are directly owned by EDH and the Plan and 89,671 which are directly owned by SDH; and EDH disclaims beneficial ownership over 93,671 Reported Shares, 4,000 which are directly owned by BAHT and CCTT and 89,671 which are directly owned by SDH .

* The Reported Shares of EDH above do not include 7,067 restricted shares of common stock granted to EDH by the Company on May 28, 2008 in connection with his election to the Board of Directors. The shares were subject to equal vesting over a three year period, however, upon EDH’s resignation from the Board of Directors effective October 30, 2008, all of the 7,607 shares received by EDH pursuant to the May 28, 2008 grant were forfeited.

** The Reported Shares of SDH above do not include 2,500 restricted shares of common stock granted to SDH by the Company on October 30, 2008 in connection with his election to the Board of Directors. The vesting of these shares will be over three years, with 1/3 of each of the grant vesting on the following dates: 10/30/2009, 10/30/2010, and 10/30/2011.

Introduction

This statement amends, by restating Items 3, 4, 5, and 7, the Schedule 13D filed by Eric D. Hovde on October 9, 2007, which was subsequently amended on January 22, 2008, February 4, 2008, March 13, 2008, and May 9, 2008 (as amended, the “Schedule 13D”), with respect to shares of common stock of Great Wolf Resorts, Inc. (the “Issuer”), par value $0.01 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

With respect to the 2,095,433 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the “Reported Shares”), the Direct Owners directly beneficially own the Reported Shares and used that amount of working capital, or if individuals, personal funds, to acquire the Reported Shares as set forth below. For purposes hereof, the term “Direct Owners” shall mean the Funds, the Foundation, the Plan, BAHT, CCTT, EDH,SDH, and a separate account managed by the Investment Manager (the “SMA”).

EDH: 63,990 Shares; $1,033,439

SDH: 89,671 Shares; $1,524,407

The Foundation: 19,315 Shares; $202,614

The Plan: 8,825 Shares; $92,574

The SMA: 131,091 Shares; $1,385,632

FIP LP: 713,226 Shares; $7,146,525

FIP LTD: 692,127 Shares; $4,865,653

FIP III: 309,606 Shares; $3,346,841

FIP IV: 63,582 Shares; $710,211

BAHT: 2,000 Shares; and $19,560

CCTT: 2,000 Shares; $19,560

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4. Purpose of Transaction

As previously reported in the Schedule 13D, on January 30, 2008, the Reporting Persons caused to be provided to the Issuer written notice (the “Notice”), as required under Article II, Section 10 of the Amended and Restated Bylaws of the Issuer, of the Reporting Persons’ intent to nominate three individuals (the “Nominees”) for election to the Issuer’s Board of Directors (the “Board”) at the 2008 annual meeting of stockholders of the Issuer (including any adjournment, postponement or rescheduling thereof, the “2008 Annual Meeting”). Subsequently, the Reporting Persons effected certain filings with the Securities and Exchange Commission disclosing such intent, including, on April 8, 2008, a Preliminary Schedule 14A for purposes of soliciting proxies to elect the Reporting Persons’ nominees at the 2008 Annual Meeting (any such solicitation, the “Proxy Solicitation”).

On May 9, 2008, the Company and the Reporting Persons entered into an agreement, a copy of which is attached hereto as Exhibit C (the “Standstill Agreement”), whereby the Company agreed to nominate, solicit proxies for, and vote in favor of Eric D. Hovde, Richard T. Murray III, and another individual reasonably acceptable to the Reporting Persons for election to the Board at the 2008 Annual Meeting. Pursuant to the Standstill Agreement, and provided that the Company complies with the terms thereof, the Reporting Persons agreed to terminate the Proxy Solicitation.

The Reporting Persons are filing this amendment to Schedule 13D to report that on October 30, 2008, Eric D. Hovde resigned his position as a member of the Board of the Company. As of that same date, Steven D. Hovde was elected to the Board of the Company, in order to fill the vacancy created by the resignation of Eric D. Hovde. Steve D. Hovde was also elected to the audit committee of the Board. Steven D. Hovde was elected in accordance with the terms of the Standstill Agreement. The foregoing is detailed in a Form 8-K filed by the Company with the Securities and Exchange Commission on October 30, 2008, a copy of which is attached hereto as Exhibit D

On May 28, 2008 the Company granted 7,067 restricted shares of common stock to Eric D. Hovde in connection with his election to the Board. The shares were subject to equal vesting over a three year period, however, upon EDH’s resignation from the Board effective October 30, 2008, all of the 7,607 shares received by EDH pursuant to the May 28, 2008 grant were forfeited.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to beneficially own 2,095,433 Shares, which represents 6.7% of the issued and outstanding Shares, assuming there are 30,939,961 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008. Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power
EDH	2,005,762 Shares	6.5	63,990 Shares	1,941,772 Shares
SDH	117,811 Shares	.4	89,671 Shares	28,410 Shares
RJP	1,932,947 Shares	6.2	-	1,932,947 Shares
Investment Manager	1,909,632 Shares	6.2	-	1,909,632 Shares
FIP LP	713,226 Shares	2.3	-	713,226 Shares
FIP LTD	692,127 Shares	2.2	-	692,127 Shares
FIP III	309,606 Shares	1.0	-	309,606 Shares
FIP IV	63,582 Shares	.2	-	63,582 Shares

(b)	See Item 5(a) above.

(c)           Within the last sixty days, one crossing transaction involving the Shares was effected among the Investment Manager’s clients in order to rebalance such clients’ portfolios as a result of capital flows from contributions and withdrawals made by such clients’ investors. Specifically, on October 30, 2008, FIP LP and FIP LTD bought 43,580 and 71,441 Shares, respectively, and SMA, FIP IV, and FIP III sold 106,500, 1,580, and 6,941 Shares, respectively. Such transaction was effected at a price of $1.58 per Share. The number of Shares beneficially owned by the Investment Manager did not change as a result of these transactions.

On October 30, 2008, SDH was granted 2,500 restricted shares of common stock by Company in connection with his election to the Board of Directors. The vesting of these shares will be over three years, with 1/3 of each of the grant vesting on the following dates: 10/30/2009, 10/30/2010, and 10/30/2011. The shares were granted at a price of $1.62 per share.

(d)          No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated March 13, 2008 (Filed March 13, 2008).

Exhibit B - 14a-12 filing of the Reporting Persons, filed March 13, 2008

(Filed March 13, 2008).

Exhibit C – Standstill Agreement, dated May 9, 2008 (Filed May 9, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008	ERIC D. HOVDE
Signed: /s/ Eric D. Hovde
RICHARD J. PERRY, JR.
Signed: /s/ Richard J. Perry, Jr.
STEVEN D. HOVDE
Signed: /s/ Steven D. Hovde
HOVDE CAPITAL ADVISORS LLC
Signed: /s/ Eric D. Hovde
Title: Managing Member
FINANCIAL INSTITUTION PARTNERS, L.P.
By: Hovde Capital IV, LLC
Its: General Partner
Signed: /s/ Eric D. Hovde
Title: Managing Member
FINANCIAL INSTITUTION PARTNERS, LTD.
Signed: /s/ Eric D. Hovde
Title: Director
FINANCIAL INSTITUTION PARTNERS III, L.P.
By: Hovde Capital, Ltd.
Its: General Partner
Signed: /s/ Eric D. Hovde
Title: Managing Member
FINANCIAL INSTITUTION PARTNERS IV, L.P.
By: Hovde Capital Limited IV LLC
Its: General Partner
Signed: /s/ Eric D. Hovde
Title: Managing Member